UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2005

Commission File Number:  0-30628


                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following is included in this report on Form 6-K:

                                                           Sequential
    Exhibit                 Description                    Page Number
    -------                 -----------                    -----------

       1.         Press release, dated February 1, 2005          4





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

                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ALVARION LTD.



Date: February 7, 2005              By: /s/ Dafna Gruber
                                       --------------------------------
                                    Name:  Dafna Gruber
                                    Title: Chief Financial Officer







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

                                    EXHIBIT 1

Contacts
Dafna Gruber, CFO                   Carmen Deville
+972 3 645 6252                     +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com     carmen.deville@alvarion.com
-------------------------     ---------------------------


                                                           FOR IMMEDIATE RELEASE


            BRAZIL'S LEADING WIRELESS ISP LEVERAGES NEW LICENSE WITH
                $1.0M OF ORDERS OF ALVARION'S BROADBAND EQUIPMENT
 DirectNet to Use BreezeACCESS(TM) XL to Provide High Speed Internet Services to
               Residential and Business Users in Greater Sao Paulo

                                     -------

Tel Aviv, Israel, February 1, 2005 - Alvarion Ltd., (NASDAQ: ALVR), the world's leading provider of wireless broadband solutions and specialized mobile networks, today announced that DirectNet, Brazil's leading wireless internet service provider, has placed equipment orders of approximately $1.0 million over the last few months. A first step in the company's plans to leverage its recent
3.5 GHz frequency license, DirectNet is expanding the existing network by using Alvarion's BreezeACCESS(TM) XL system in areas where the unlicensed band would allow for interference.

Over the last few years, DirectNet has deployed the company's BreezeACCESS(TM) II system in metropolitan Sao Paulo and surrounding areas. However, given the vast size of Sao Paulo (17 million inhabitants) and the density of the hundreds of thousands buildings, the WISP required a robust, high capacity solution to operate in the licensed 3.5 GHz frequency.

"Alvarion's BreezeACCESS product line has contributed to our gaining leadership in the ISP Brazilian market," said Helder de Azevedo, Director of DirectNet. "We have chosen to deploy the XL network, due to its capacity to upgrade into a IEEE
802.16 (WiMAX) standard, in which our network roll-out and business plan is based upon."

            Alvarion's BreezeACCESS XL is an advanced broadband wireless access solution optimized for data and voice applications and is an excellent alternative to wired connectivity. Operating in the 3.5 GHz frequency bands licensed around the world, BreezeACCESS XL offers service providers a high-speed wireless Internet platform with a full complement of options to efficiently maintain and grow their subscriber base. A frequency division duplex (FDD) system, BreezeACCESS XL uses wireless packet data switching technology with frequency hopping - code division multiple access (FH-CDMA) radios.


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

"DirectNet is a valued customer and I am pleased that they renewed their commitment to Alvarion, now building their 3.5GHz network with BreezeACCESS XL. In receiving a 3.5 GHz license for the entire greater metropolitan area of Sao Paulo, DirectNet has really come of age quickly," added Zvi Slonimsky, CEO of Alvarion.

                                       ###

About DirectNet
DirectNet is the largest independent high-speed Internet access and connection provider in Brazil, using optical fiber and radio (fixed wireless) technologies. A member of the Iqara Brasil group, DirectNet operates in the State of Sao Paulo and has been in the ranking of the 200 Best in Info, published by the publishing house Abril, for three years, with the largest companies in the IT and Telecom segment. It is also one of the Top Five in the Top Condominios Awards from Secovi Magazine. For further information, please visit the website www.directnet.com.br.

About Alvarion
With more than 2 million units deployed in 130 countries, Alvarion is the worldwide leader in wireless broadband providing systems to carriers, ISPs and private network operators. Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands. Alvarion's products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, Hotspot coverage extension, community interconnection, and public safety communications. Alvarion works with several top OEM providers and over 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience deploying OFDM-based systems, the company's prominent work in the WiMAX ForumTM is focused on increasing widespread adoption of standards-based products in the wireless broadband market.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission. Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-760-517-3188.


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